                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )


                           5B Technologies Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.04 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   338283104
                                 (CUSIP Number)
--------------------------------------------------------------------------------

                                 January 7, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [ ]     Rule 13d-1(b)

          [X]     Rule 13d-1(c)

          [ ]     Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 338283104                   13G                      Page 2 of 7 Pages


________________________________________________________________________________
1.   Name of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     La Vista Investors, LLC
     I.R.S. # 52-2225419
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Citizenship or Place of Organization

     State of Delaware
________________________________________________________________________________
               5.   Sole Voting Power
  NUMBER OF         0
   SHARES      _________________________________________________________________
BENEFICIALLY   6.   Shared Voting Power
  OWNED BY          312,247 (see item 4)
    EACH       _________________________________________________________________
  REPORTING    7.   Sole Dispositive Power
   PERSON           0
    WITH:      _________________________________________________________________
               8.   Shared Dispositive Power
                    312,247 (see item 4)
________________________________________________________________________________
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     312,247 (see item 4)
________________________________________________________________________________
10.  Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)                                                 [_]
________________________________________________________________________________
11.  Percent of Class Represented by Amount in Row (9)

     9.99%
________________________________________________________________________________
12.  Type of Reporting Person (See Instructions)

     OO
________________________________________________________________________________
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 2 of 7 pages

CUSIP No. 338283104                   13G                      Page 3 of 7 Pages


________________________________________________________________________________
1.   Name of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     WEC Asset Management LLC
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Citizenship or Place of Organization

     State of Delaware
________________________________________________________________________________
               5.   Sole Voting Power
  NUMBER OF         0
   SHARES      _________________________________________________________________
BENEFICIALLY   6.   Shared Voting Power
  OWNED BY          312,247 (see item 4)
    EACH       _________________________________________________________________
  REPORTING    7.   Sole Dispositive Power
   PERSON           0
    WITH:      _________________________________________________________________
               8.   Shared Dispositive Power
                    312,247 (see item 4)
________________________________________________________________________________
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     312,247 (see item 4)
________________________________________________________________________________
10.  Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)                                                 [_]
________________________________________________________________________________
11.  Percent of Class Represented by Amount in Row (9)

     9.99%
________________________________________________________________________________
12.  Type of Reporting Person (See Instructions)

     OO
________________________________________________________________________________
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 3 of 7 pages
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Item 1(a)         Name of Issuer
--------------------------------

                  5B Technologies Corporation ("Company")

Item 1(b)         Address of Issuer's Principal Executive Offices
-----------------------------------------------------------------

                  100 Sunnyside Blvd.
                  Woodbury, NY 11797

Item 2(a)         Name of Person Filing
---------------------------------------

                  La Vista Investors, LLC ("La Vista")
                  WEC Asset Management LLC ("WEC")

Item 2(b)         Address of Principal Business Office or, if none, Residence
-----------------------------------------------------------------------------

                  Address of principal business office of each of La Vista and WEC is:

                  110 Colabaugh Pond Road
                  Croton-on-Hudson, NY  10520

Item 2(c)         Citizenship
-----------------------------

                  La Vista and WEC are Delaware limited liability companies.

Item 2(d)         Title of Class of Securities
----------------------------------------------

                  Common Stock, par value $0.04 per share

Item 2(e)         CUSIP Number
------------------------------

                  338283104

Item 3            Not applicable.
---------------------------------



Item 4            Ownership
---------------------------

                  (a) and (b)

                  La Vista beneficially owns 312,247 shares of Common Stock, representing approximately 9.99% of the total outstanding shares of Common Stock. This includes 280,000 shares of Common Stock and a portion of 300,000 shares of Common Stock currently issuable to La Vista upon the exercise of a certain warrant issued to it by the Company. The holder of such warrants is prohibited from exercising them to acquire shares of Common Stock to the extent that such acquisition would result in such holder, together with any affiliate thereof, beneficially owning in excess of 9.999% of the outstanding shares of Common Stock following such acquisition. This restriction may be waived by the holder of such securities on not less than 61 days' notice to the Company. WEC, as the Manager of La Vista, has shared voting and dispositive power over the shares held by La Vista and may be deemed to be the beneficial owner of such shares.

Item 5            Ownership of Five Percent or Less of a Class
--------------------------------------------------------------

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


                               Page 4 of 7 pages
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Item 6            Ownership of More than Five Percent of Behalf of Another
                  Person
--------------------------------------------------------------------------------

                  Not applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company
--------------------------------------------------------------------------------

                  Not applicable.

Item 8            Identification and Classification of Members of the Group
---------------------------------------------------------------------------

                  Not applicable.

Item 9            Notice of Dissolution of Group
------------------------------------------------

                  Not applicable.

Item 10           Certification
-------------------------------

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.









                               Page 5 of 7 pages
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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

February 19, 2002                   LA VISTA INVESTORS, LLC


                                    By:  WEC Asset Management LLC, its Manager



                                    By: /s/ Daniel Saks
                                        ----------------------------------------
                                        Name: Daniel Saks
                                        Title: Managing Director


February 19, 2002                   WEC ASSET MANAGEMENT LLC


                                    By: /s/ Daniel Saks
                                        ----------------------------------------
                                        Name: Daniel Saks
                                        Title: Managing Director








                               Page 6 of 7 pages
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                                                                       Exhibit I
                                                                       ---------

                             JOINT FILING AGREEMENT

                  Pursuant to Rule 13d-1(k)(1) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached Schedule 13G is being filed on behalf of each of the undersigned.




February 19, 2002                      LA VISTA INVESTORS, LLC


                                       By: WEC Asset Management LLC, its Manager



                                       By: /s/ Daniel Saks
                                           -------------------------------------
                                           Name: Daniel Saks
                                           Title: Managing Director


February 19, 2002                      WEC ASSET MANAGEMENT LLC


                                       By: /s/ Daniel Saks
                                           -------------------------------------
                                           Name: Daniel Saks
                                           Title: Managing Director














                               Page 7 of 7 pages